SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended December 31, 2004

NORSK HYDRO ASA

(Translation of registrant’s name into English)

Drammensveien 264,Vækerø
N-0240 OSLO
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-________

Hydro’s preliminary results – 2004

NORSK HYDRO ASA AND SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FOR THE YEAR ENDED 31 DECEMBER 2004

In this Quarterly Report on Form 6-K (the “Report”), references to the “Company” are to Norsk Hydro ASA; references to “Hydro” or the “Group” are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner (“NOK”). In this Report, references to “US dollar”, “USD”, or “$” are to United States dollars.

CONSOLIDATED RESULTS (US GAAP)
(UNAUDITED)

	Fourth quarter				Year
	2004	2004		2003	2004	2004		2003
Million, except per share data	NOK	EUR	2)	NOK	NOK	EUR	2)	NOK

Operating revenues	39,049	4,744		34,205	155,425	18,883		133,761

Operating income	6,234	757		6,366	31,847	3,868		21,625
Non-consolidated investees	89	11		133	628	76		620
Financial income (expense), net	900	110		358	136	17		154
Other income (loss), net	59	7		489	169	21		(1,253)

Income from continuing operations before tax and minority interest	7,282	885		7,346	32,780	3,982		21,146
Income tax expense	(3,723)	(453)		(4,363)	(21,197)	(2,575)		(12,922)
Minority interest	79	10		8	(106)	(13)		151

Income from continuing operations	3,638	442		2,991	11,477	1,394		8,375
Income from discontinued operations	—	—		774	1,083	132		2,312

Income before cumulative effect of change in accounting principle	3,638	442		3,765	12,560	1,526		10,687
Cumulative effect of change in accounting principle	—	—		—	—	—		281

Net income	3,638	442		3,765	12,560	1,526		10,968

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 1) 3)	14.40	1.75		11.60	45.10	5.48		32.50
Basic and diluted earnings per share before change in accounting principle (in NOK and Euro) 3)	14.40	1.75		14.70	49.40	6.00		41.50

Financial data

Investments — million	6,322	768		4,800	19,464	2,365		17,712
Adjusted net interest-bearing debt/equity 4)	0.11	0.11		0.38	0.11	0.11		0.38

1)	Earnings per share from continuing operations before cumulative effect of change in accounting principle, basic and diluted.
2)	Presentation in Euro is a convenience translation based on the exchange rate at 31 December 2004, which was 8.2307.
3)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
4)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 24.

All comparative figures are for the corresponding period in 2003 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2004 presentation.

Hydro’s preliminary results – 2004

Hydro’s income from continuing operations in 2004 was NOK 11,477 million (NOK 45.10 per share), compared with NOK 8,375 million (NOK 32.50 per share) for 2003. On 24 March 2004, Hydro’s agri business was transferred to Yara International ASA in a demerger transaction. Results of the transferred operations relating to periods prior to the demerger are reported under “Income from discontinued operations”. The following discussion excludes those activities.

Strong operating results reflected exceptionally high oil prices on top of an 8 percent increase in oil and gas production for 2004. Volume increases made possible by expanded aluminium production capacity together with strengthening metal prices also contributed to the results. However, the substantial decline in the US dollar weakened the competitiveness of the Company’s European aluminium operations. Increasing energy prices, combined with the decline of the US dollar, led to a write down of Hydro’s German smelters by approximately NOK 1.5 billion after tax in December of 2004.

Income from continuing operations for the fourth quarter of 2004 amounted to NOK 3,638 million (NOK 14.40 per share) compared with NOK 2,991 million (NOK 11.60 per share) in the fourth quarter of 2003. Operating income for the fourth quarter was NOK 6,234 million compared to NOK 6,366 million in the fourth quarter of 2003.

The Board proposes to the Annual General Assembly of shareholders a dividend of NOK 20.00 per share for 2004 compared with NOK 11.00 per share for 2003.

“As a result of good market conditions and significant operational improvements throughout 2004, Hydro enters the company’s 100th. year with a solid financial position. Important highlights for 2004 include the demerger of the agri business, ambitious business development in our remaining core business areas and the implementation of necessary restructuring in our aluminium activities. Value creation has been strong, it is with great pleasure to announce an extraordinary high dividend for our shareholders in our centennial year,” said President and CEO, Eivind Reiten.

“The expansion of the aluminium plant in Sunndal in Norway has been completed and the Ormen Lange development is on track and on budget. I am proud to see that Hydro’s organization is recognized for good project management and reliable project execution. Our intention is to make the development of a world class aluminium metal plant in Qatar our next large project,” said Reiten.

“Hydro is well positioned for continued profitable growth. Priorities going forward will include adding new oil and gas resources to our portfolio, continued improvements of our operations in aluminium to improve our competitive position and continuous research and innovation to add value throughout all our business activity,” said President and CEO, Eivind Reiten.

Operating results for Oil & Energy reflected continued high oil prices during the quarter. The averaged realized oil price was US dollar 41.8 per barrel in the fourth quarter of 2004, an increase of 44 percent compared to the fourth quarter of the previous year. Measured in Norwegian kroner, the average realized price increased 31 percent for the quarter. For the year as a whole, oil and gas production reached record levels averaging 572,000 barrels of oil equivalents (boe) per day, compared with 530,000 boe per day in 2003. Oil and gas production declined slightly for the quarter averaging 591,000 boe per day during the fourth quarter compared to 596,000 boe per day in the fourth quarter of the previous year. Unscheduled shutdowns of the partner operated fields Snorre and Vigdis on the Norwegian Continental Shelf (NCS) and the Terra Nova field in Canada resulted in a total production loss of approximately 20,000 boe per day for the quarter. Operating income for Energy and Oil Marketing increased in the fourth quarter primarily as a result of unrealized gains relating to the valuation of gas purchase and sales contracts for future delivery. Operating income for Energy and Oil marketing for the whole of 2004 was relatively unchanged from the previous year. Development activities relating to the Ormen Lange gas field are proceeding according to plan and the project was 20 percent complete at the end of 2004.

Aluminium incurred an operating loss of NOK 1,951 million for the quarter as a result of the write down relating to the Company’s primary aluminium plants in Germany. An amount of NOK 2,042 million was included in operating income relating to the write down while NOK 268 million was included in results for non-consolidated investees. The operating loss for the quarter also included NOK 500 million of costs relating to manning reductions in Norway. Aluminium operating results were positively influenced by volume increases combined with strengthening aluminium prices. Hydro’s average realized aluminium prices increased to US dollar 1,691 per tonne in the fourth quarter, roughly 14 percent compared to the fourth quarter of 2003. However, measured in Norwegian kroner, realized prices increased by about six percent. For 2004 as a whole, Hydro realized average aluminium prices of US dollar 1,638 per tonne compared to US dollar 1,440 per tonne in the previous year. Average realized aluminium prices measured in Norwegian kroner increased 9.5 percent for the year as a whole. Upstream volumes increased mainly as a result of new capacity and improved capacity utilization. Progress continued on the implementation of the Aluimprover cost-reduction program. The program is expected to be completed in the first quarter of 2005 and result in annual cost reductions of NOK 350 million — 400 million. The total estimated cost of the program has been reduced by NOK 200 million to NOK 600 million. In December, Hydro signed a “Heads of Agreement” with Qatar Petroleum to evaluate the development of one of the world’s largest aluminium plants in Qatar.

Cash flow from operations in 2004 was NOK 27.7 billion, compared to NOK 22.8 billion in 2003.

Hydro’s preliminary results – 2004

Investments amounted to NOK 19.5 billion for the whole of 2004. Around half of the amount invested related to oil and gas operations. The amount contains certain items that have no cash effect in the near term. The most significant of these include NOK 1,275 million relating to the consolidation of the aluminium producer Slovalco and NOK 922 million relating to future assets retirement obligations for oil and gas installations.

The provision for current and deferred taxes for 2004 was NOK 21,197 million, approximately 65 percent of pre-tax income. In the fourth quarter of 2004, Norwegian tax legislation was amended to eliminate tax on the sale of shares in companies registered within countries in the European Economic Area. As a result, Hydro has reversed deferred tax liabilities relating to such share holdings amounting to approximately NOK 900 million, reducing the average tax rate by around 2.5 percentage points for 2004.

Outlook for the coming months Oil prices are expected to remain high for the coming months. Price developments underlying future valuations of gas and power contracts are expected to remain volatile. Snorre and Vigdis on the NCS and the Terra Nova field in Canada have resumed production and are expected to contributed to the Company’s production target for 2005 of 575,000 boe per day. Exploration activities will increase in the coming months.

In the beginning of February 2005, primary aluminium (three-month London Metal Exchange price) was trading at roughly US dollar 1,800 per tonne. Total Western world shipments for 2004 are estimated at 22 million tonnes. Growth rates of 3.5-4 percent are expected in 2005. Western world production is expected to increase by about 700,000 tonnes in the coming year, while Chinese exports of primary aluminum are expected to slow. Continued moderate volume growth is expected in the European downstream markets. Margins for standardized products are expected to remain under pressure while margins for specialized products are expected to remain relatively firm. Costs relating to the Aluimprover project are expected to impact the first quarter of 2005 by approximately NOK 170 million.

FOURTH QUARTER 2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	8,621	12	59	2,891	11,583
Hydro Aluminium	(1,951)	91	—	3,377	1,517
Other Activities	(91)	109	—	146	164
Corporate and Eliminations	(345)	289	—	3	(53)

Total1)	6,234	501	59	6,417	13,211

1)	See specification on page 37.

YEAR 2004

		Non-cons. inv.,
		Interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	31,144	157	59	10,418	41,778
Hydro Aluminium	1,805	505	—	6,346	8,656
Other Activities	312	408	110	533	1,363
Corporate and Eliminations	(1,414)	721	—	13	(680)

Total1)	31,847	1,791	169	17,310	51,117

1)	See specification on page 37.

Hydro’s preliminary results – 2004

Earnings from non-consolidated investees were NOK 89 million in the fourth quarter, compared to NOK 133 million in the same period of the previous year. Part of the write down of the Company’s primary aluminium plants in Germany impacted results for the quarter by NOK 268 million net of tax. In addition, the quarter included unrealized currency gains of NOK 70 million relating to Alunorte, the Company’s alumina operation in Brazil, compared with a gain of NOK 10 million in the fourth quarter of 2003. For 2004 as a whole, earnings from non-consolidated investees were NOK 628 million, compared to NOK 620 million in 2003. Results for 2004 included unrealized currency gains relating to Alunorte of NOK 63 million, compared with a gain of NOK 218 million in 2003. Improved operating results relating to non-consolidated investees mainly within Aluminium Metals, Extrusion and Automotive, and Polymers offset the effects of the lower unrealized currency gains.

Other income (loss) was NOK 59 million for the fourth quarter of 2004, compared to NOK 489 million for the fourth quarter of 2003. In the fourth quarter of 2003, Hydro sold its interest in Skandinaviska Raffinaderi AB, Scanraff, recognizing a gain of NOK 489 million. The sale agreement included the possibility of a price adjustment depending on the development in refinery margins during 2004 and 2005. High refinery margins during 2004 have resulted in an additional gain of NOK 59 million being recognized in the fourth quarter of 2004.

Other income (loss) for 2004 as a whole was NOK 169 million reflecting a gain of NOK 110 million on the divestment of 80.1 percent of Pronova Biocare. For 2003, other income (loss) resulted in a loss of NOK 1,253 million. The loss included a charge of NOK 2,207 million resulting from amended Norwegian tax regulations relating to the removal costs for oil and gas installations on the NCS. The change in regulations reduced the tax provision for the second quarter of 2003 by NOK 2,380 million, resulting in a net non-recurring effect of NOK 173 million. Other income for 2003 also included a gain of NOK 326 million from the sale of the Company’s interest in the Sundsfjord power plant in exchange for shares in the acquiring power company.

Restructuring costs included in operating income amounted to a credit of NOK 22 million, representing the difference between the accrual of NOK 650 million relating to the restructuring of the Company’s magnesium operations in Norway during 2001 and 2002, and the final cost of the program, which ended in the fourth quarter of 2004.

Return on average Capital Employed (RoaCE1) from continuing operations was 13 percent for 2004. RoaCE based on long term price assumptions of USD 25 per barrel oil, USD 1,500 per tonne Aluminium, NOK 7 per USD and NOK 8 per EUR and excluding other income and restructuring costs was 7.9 percent.

On 11 May 2004, the Annual General Meeting of shareholders authorized Hydro’s Board of Directors to repurchase up to 2,808,810 shares over the following 18 months for the purpose of subsequent cancellation. The Company began repurchasing shares on 8 June 2004, and completed the buyback program on 29 September. The 2,808,810 shares were purchased at an average price of NOK 440.95. On 1 December 2004 an extraordinary General Meeting of shareholders authorized the cancellation of the repurchased shares in addition to 2,191,190 shares owned by the Norwegian State, representing a proportional share of the State’s share interest. As compensation, the State received an aggregate amount of approximately NOK 980 million, which was equal to the market price paid by Hydro, plus interest of NIBOR plus one percent, for the period between the share purchases and the payment to the State in February 2005. In total, five million shares were cancelled, or the equivalent of approximately two percent of the Company’s outstanding shares.

A new buy back program covering up to 5,617,621 shares was authorized at the same extraordinary General Meeting. The new program includes essentially the same terms and conditions as the earlier program described above. A total of 10 million shares may be cancelled under the new program, including shares owned by the Norwegian state, or the equivalent of approximately four percent of the Company’s outstanding shares. A final decision on canceling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.

1)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included on page 24 of this report.

Hydro’s preliminary results – 2004

HYDRO OIL & ENERGY

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	7,116	5,332	28,363	18,500
Energy and Oil Marketing	1,072	667	2,650	2,668
Eliminations	433	(5)	131	(25)

Total	8,621	5,994	31,144	21,143

ADJUSTED EBITDA

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	9,825	7,812	38,168	27,624
Energy and Oil Marketing	1,325	1,331	3,478	4,226
Eliminations	433	(4)	132	(24)

Total	11,583	9,139	41,778	31,826

	Fourth quarter		Year
	2004	2003	2004	2003

Oil and gas production (thousands boe/d)	591	596	572	530
Oil price (USD/bbl)	41.80	29.10	37.30	28.70
Oil price (NOK/bbl)	263.80	200.90	251.30	202.90
Average exchange rate USD/NOK	6.32	6.90	6.74	7.07
Gas price (NOK/Sm3)	1.20	1.06	1.09	1.03
Exploration expense (NOK million)	518	468	1,264	1,577

     Hydro Oil & Energy consists of the two sub-segments: ‘Exploration and Production’ and ‘Energy and Oil Marketing’.

Operating income for Oil & Energy in the fourth quarter increased by 44 percent to NOK 8,621 million. Operating income for 2004 as a whole amounted to NOK 31,144 million, an increase of 47 percent. Elimination of gains and losses on internal gas supply contracts between Energy and Exploration and Production resulted in a positive effect of NOK 444 million for the fourth quarter and NOK 144 million for the year.

Average market prices for crude oil in the fourth quarter were about USD 2 higher than third quarter prices, reflecting a continued high global demand together with worldwide oil production running close to full capacity. Increasing growth in Chinese and North American demand has been a key driver underlying price developments. The tight market fundamentals are also reflected in the forward market prices for oil. Strong demand for gas in the European markets continued and gas price development were supported by the high oil prices as these markets remain closely linked. Following increased inflow into water reservoirs, Nordic electric power prices have declined over the last quarter. The Nordpool forward market has reflected the improved reservoir balance as forward prices have declined.

Hydro realized average crude oil prices during the fourth quarter of US dollar 41.8 per barrel, compared with US dollar 29.1 per barrel in the corresponding period last year. Hydro’s average realized crude oil price was US dollar 2.1 below the average Brent price of US dollar 43.9 per barrel. The lower realized prices resulted primarily from negative price differentials on oil from the Grane field. Crude oil from Grane is heavier than Brent and therefore is sold at lower average prices. The average realized prices also included a negative value adjustment relating to a net underlift position of crude oil. Measured in Norwegian kroner, oil prices were about 31 percent higher than in the fourth quarter of 2003. For 2004 as a whole oil prices were about 24 percent higher than 2003 measured in Norwegian kroner.

Realized gas prices in the fourth quarter were 13 percent higher than in the corresponding period last year, amounting to NOK 1.20 per standard cubic meter (Sm3), or 12 percent higher than in the third quarter. In addition to the general increase in gas prices, realized prices for the quarter were positively impacted by forward sales contracted in previous quarters. For the year as a whole, gas prices were approximately six percent higher than in 2003.

Hydro’s preliminary results – 2004

Prices in the Nordic market for electric power remained fairly stable throughout the fourth quarter of 2004, but fell slightly at the end of the year. The spot price averaged NOK 226 per MWh, compared with NOK 283 per MWh in the corresponding period last year. Water reservoir levels in Norway and Sweden were close to normal by the end of 2004, and considerably higher than at the end of 2003. As a result, the forward prices for supply of electric power fell compared to the end of third quarter.

Adjusted EBITDA for Oil & Energy for the fourth quarter was NOK 11,583 million, an increase of 27 percent compared with the same period last year. Adjusted EBITDA for 2004 as a whole was NOK 41,778 million, an increase of 31 percent compared with 2003.

Factors affecting developments in the coming months: Oil prices are expected to remain high in the first quarter of 2005. The Snorre and Vigdis fields on the NCS and the Terra Nova field in Canada are gradually building up production after being closed down from November to January due to gas and oil leakages. Hydro has increased its exploration level from 2004, and is scheduled to participate in approximately 20 wells to be drilled in the first half of 2005. A high degree of market volatility is expected to continue and could have a substantial impact on the future market valuation of gas and power contracts.

EXPLORATION AND PRODUCTION

Operating income for Exploration and Production in the fourth quarter of 2004 was NOK 7,116 million, which is 33 percent higher than in the fourth quarter of 2003. Operating income for 2004 as a whole amounted to NOK 28,363 million, or 53 percent higher than in 2003. Increased prices was the main driver for the improvement in the quarter while higher prices and volumes were the main factors underlying the increase for the year as a whole.

Hydro’s production of oil and gas in 2004 as a whole was 572,000 boe per day, an increase of eight percent compared to 2003. The increase resulted from new fields coming on stream during 2003 and 2004 including the Grane, Fram Vest, Mikkel and Kvitebjørn fields on the NCS, as well as the Jasmim field in Angola and fields in the Murzuq basin in Libya. Oil and gas production in the fourth quarter of 2004 averaged 591,000 boe per day, representing a decrease of 5,000 boe per day compared with the fourth quarter of 2003. Oil production in the fourth quarter amounted to 415,000 barrels per day, which was 15,000 barrels lower than in the same period last year. Unscheduled shutdowns of the partner-operated fields Snorre and Vigdis on the NCS and the Terra Nova field in Canada resulted in a total production loss of approximately 20,000 boe per day for the quarter. Planned maintenance shutdowns were completed, resulting in oil production losses of approximately 5,000 boe per day during the quarter. Gas production in the quarter was approximately six percent higher than in the corresponding period last year. The increase was due to increased volumes sold to European continental customers sourced from new gas fields that came on stream late in 2003 and in 2004. Production commenced on the Kvitebjørn gas and condensate field at the end of September 2004. The strike initiated on 2 July 2004 by the Federation of Oil Workers Trade Unions relating to the floating rigs on the NCS ended 15 October 2004. Production in the fourth quarter was reduced by roughly 5,000 boe per day as a result of the strike.

Production costs 1) amounted to NOK 20.7 per boe for 2004 as a whole which was in line with 2003. Production costs increased from the third quarter of 2004, mainly due to increased purchases of injection gas for the Grane field.

Increased future cost estimates for removal and abandonment of the Frigg and Ekofisk 1 field installations resulted in an additional depreciation charge of approximately NOK 260 million in the fourth quarter. The Frigg field ceased production in the quarter, and preparation for removal is under way. Increased estimated costs for removal and abandonment relating to fields in production amounted to NOK 560 million, primarily from revised estimate for rig costs based on current prices. This resulted in increased depreciation charges of NOK 20 million in the fourth quarter of 2004.

Exploration costs of NOK 518 million were charged to results in the quarter, compared to NOK 468 million in the fourth quarter of last year. Four discoveries were made during the quarter. Discoveries included the Topaz well (Licence 050/120) on the NCS; an appraisal well on the Lorien field in the Gulf of Mexico; and two appraisal wells in Libya. The total amount spent for exploration activities was NOK 1,412 million in 2004, slightly below the level in 2003. Exploration costs of NOK 1,264 million were charged to expense in 2004, a reduction of NOK 313 million compared with 2003. The drilling program in the Norwegian Barents Sea was somewhat delayed, however, the first well (Obelix) on PL 225 was spudded in January 2005. Hydro is operator for Obelix, and participates as partner in two additional wells. Drilling operations currently underway include the Azar 2 exploration well in Iran, the Perpetua 2 well in Angola and the Hejre well in Denmark. In December 2004, Hydro was awarded eight licenses offered as part of the Norwegian Government’s Awards in Predefined Area round. Five of the licenses were awarded as operator.

Projects under development: The Ormen Lange project is proceeding according to schedule and is approximately 20 percent

1)	Production costs are comprised of the cost of operating fields including CO2 emission tax, insurance, gas purchase for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation cost for transportation systems and depreciation.

Hydro’s preliminary results – 2004

complete. A Plan for Development and Operation (PDO) for the Vilje field (located near the Heimdal field, in the North Sea) was submitted to the Norwegian authorities in December 2004. Vilje, which was discovered in 2003, is expected to come on stream in the first quarter of 2007 and reach plateau production level of approximately 9,000 boe per day (Hydro’s share). A PDO for Njord gas export was submitted to the Norwegian authorities in November. Export of gas from the Njord field is expected to begin in 2007 and contribute to an increase in Hydro’s gas production by 7,000 boe per day. In December 2004, a PDO was submitted to the Norwegian authorities for the Rimfaks/Skinfaks increased oil recovery satellite project by Statoil, the field operator. The project will result in additional reserve recovery from the Gullfaks field and is expected to commence production in the fourth quarter of 2006. Related production is expected to peak at a level of approximately 3,000 boe per day (Hydro’s share). A PDO for the Fram Øst field will be submitted to the Norwegian authorities in February 2005.

Business development: Hydro’s sale of its 10 percent share in the Snøhvit field to Statoil was finalized in December, resulting in a gain of approximately NOK 100 million after tax for the fourth quarter. The purchase of a two percent share in the Kristin field was completed at the same time. As a result of this agreement, Hydro now owns 14 percent of the Kristin field.

In 2004 Hydro acquired a 57.5 percent working interest in the Atwater Valley block 63 in the Gulf of Mexico, including the Champlain discovery (renamed Telemark). In January 2005 Hydro was approved as the operator. Development planning of the field is underway. During 2004 Hydro provided technical support to Sonangol P&P as operator of an exploration well drilled on block 4 in Angola. The well encountered hydrocarbons, and the results are currently being evaluated with the objective to commercialize the discovery. Hydro has a 20 percent interest in the discovery.

Hydro’s remaining proved oil and gas reserves were 2,076 million barrels of oil equivalents (mboe) at the end of 2004. At the end of 2003 the remaining proved reserves were 2,288 mboe. Revisions of reserves in producing fields increased reserves by 39 mboe, while new reserves amounted to 23 mboe. Net purchases and sales decreased reserves by 65 mboe and production amounted to 209 mboe in 2004. Further information is included on page 32.

Adjusted EBITDA for Exploration and Production in the fourth quarter was NOK 9,825 million, an increase of 26 percent compared with the same period last year. Adjusted EBITDA for 2004 as a whole was NOK 38,168 million, a 38 percent increase compared to 2003.

ENERGY AND OIL MARKETING

Operating income for Energy and Oil Marketing was NOK 1,072 million in the fourth quarter of 2004, an increase of 61 percent.

Operating income for 2004 as a whole was relatively unchanged at NOK 2,650 million compared to NOK 2,668 million for 2003. Improved operating results included unrealized gains relating to market value adjustments on gas and power contracts, while a decline in operating income resulting from the sale of the Scanraff refinery had a negative impact.

Operating income from Power activities amounted to NOK 245 million for the fourth quarter of 2004, or an increase of 78 percent. Power production in the fourth quarter was 2.2 TWh, approximately 10 percent higher than the same period in 2003. Hydro’s reservoir levels at the end of the fourth quarter were approximately 30 percent higher than last year. The results from power trading activities improved in the fourth quarter compared to the same period last year. For 2004 as a whole, operating income was NOK 732 million, an increase of 10 percent from last year

Operating income from Gas activities amounted to NOK 888 million for the fourth quarter of 2004, an increase of 74 percent compared to same period last year. Operating income for the year as a whole was NOK 1,833 million, or an increase of two percent compared to 2003. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation is relatively stable from quarter to quarter and amounted to NOK 446 million for fourth quarter 2004. Operating income for gas transportation was NOK 1,496 million for the year as a whole, which was the same level as in 2003. Operating income from gas trading has been very volatile and amounted to NOK 442 million for the fourth quarter of 2004 and NOK 337 million for 2004 as a whole. During the fourth quarter of 2004, forward price developments resulted in substantial unrealized gains on contracts for future deliveries which are valued at market prices at the end of the quarter. The magnitude of the unrealized gains and losses for the quarter and year has been influenced by exceptionally large geographic price differentials and spreads on various gas contract indices.

Operating income from Oil trading activities amounted to NOK 13 million for the fourth quarter of 2004, declining 84 percent compared to the same period last year. For 2004 as a whole, operating income was NOK 188 million, or a decline of around 50 percent compared to 2003. The decline in operating income primarily resulted from the divestment of Scanraff in December 2003.

Operating income for Oil Marketing was NOK 5 million for the fourth quarter of 2004, compared to NOK 8 million for the same period last year. Operating income for 2004 as a whole amounted to NOK 104, or an increase of NOK 120 million compared to 2003. The improved annual result was caused by inventory gains in 2004, compared to inventory losses in the previous year.

Projects under development: Development of the Naturkraft gas-fired power plant at Kårstø, Norway, and the Langeled gas pipeline projects are progressing according to plan.

Hydro’s preliminary results – 2004

Adjusted EBITDA for Energy and Oil Marketing in the fourth quarter was NOK 1,325 million, relatively unchanged from the same period last year. Adjusted EBITDA for the quarter included a gain of NOK 59 million relating to a price adjustment on the sale of Scanraff in 2003. In the fourth quarter of 2003 adjusted EBITDA included a gain on the sale of Scanraff amounting to NOK 489 million. Adjusted EBITDA for 2004 as a whole amounted to NOK 3,478 million, or 18 percent lower than 2003. The gain on the sale of the Scanraff refinery and a gain of NOK 326 million resulting from divestment of the Company’s interest in the Sundsfjord power plant in 2003 were the main factors underlying the change for the year.

ELIMINATIONS OIL & ENERGY

As part of its downstream activities, Hydro Energy enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Hydro Energy recognizes both the internal purchase and the external sales contracts at market value. As a result, Hydro Energy recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regard the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Eliminations of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a positive effect on the operating income for Oil and Energy of NOK 444 million in the fourth quarter as a result of declining forward prices, and NOK 144 million for the year.

HYDRO ALUMINIUM

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Metals	(2,017)	608	830	2,293
Rolled Products	33	61	626	132
Extrusion and Automotive	(56)	60	277	98
Other and eliminations 1)	89	(20)	72	(67)

Total	(1,951)	709	1,805	2,456

ADJUSTED EBITDA

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Metals	847	1,136	5,396	4,298
Rolled Products	217	268	1,361	835
Extrusion and Automotive	364	426	1,827	1,432
Other and eliminations 1)	89	(21)	72	(67)

Total	1,517	1,809	8,656	6,498

	Fourth quarter		Year
	2004	2003	2004	2003

Aluminium price LME (USD/tonne)	1,691	1,488	1,638	1,440
USD/NOK, realized 2)	6.65	7.10	6.98	7.25
Primary production (Kmt) 3)	446	388	1,720	1,473

1)	Includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.
2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.
3)	Volumes for 2004 includes production in the Variable Interest Entity Slovalco. See further information on page 23.

The Aluminium business area consists of the sub-segments Metals (Primary Metals and Metal Products), Rolled Products, Extrusion and Automotive (including the North America unit)

Hydro’s preliminary results – 2004

Aluminium incurred an operating loss in the fourth quarter of 2004 amounting to NOK 1,951 million compared to operating income of NOK 709 million in the fourth quarter of 2003. The operating loss primarily resulted from an impairment loss of NOK 2,042 million relating to the Company’s smelters in Germany, manning reduction costs of approximately NOK 500 million and a write down of two Automotive production plants in the amount of NOK 63 million. In addition, the operating income for Extrusion operations was negatively impacted by costs including rationalization and environmental costs totaling NOK 90 million. The reported operating income from Metals sourcing and trading was approximately NOK 200 million lower than in the fourth quarter of 2003. Fixed costs increased roughly NOK 260 million partly as a result of new capacity coming on stream, and from the effect of translating fixed costs of European subsidiaries denominated in Euro as a result of a higher Euro/NOK exchange rate. Higher volumes made a positive contribution of around NOK 500 million in the quarter.

The average market price for aluminium on London Metal Exchange (LME three-month average) was US dollar 1,813 per tonne for the fourth quarter 2004, compared with US dollar 1,521 per tonne in the fourth quarter of 2003, an increase of 19 percent. The average price for 2004 as a whole was US dollar 1,721 per tonne, an increase of 20 percent compared to 2003. However, as a result of the weak US dollar, the LME price measured in NOK increased by only nine percent in the fourth quarter and fell by five percent compared to the third quarter of 2004.

Write down of German primary aluminium plants: In December, Hydro recognized an impairment loss relating to its German primary aluminium plants impacting operating income by NOK 2,042 million and results from Non-consolidated investees by about NOK 268 million. This write down resulted from increasing energy costs in addition to a decline in the competitiveness of the German operations as a result of the falling US dollar.

Western World shipments of primary metal (estimated by CRU International) increased by an estimated six percent in the fourth quarter compared to the same period last year. Related production increased an estimated one percent. Global shipments and production growth rates were approximately eight percent and six percent, respectively.

In 2004 Western World shipments rose an estimated 7.5 percent compared with 2003, while global shipments rose more than nine percent. The corresponding production increases were about three percent and 6.5 percent, respectively. The shipment growth into the US market was strong in 2004, almost 12 percent, compared to a western European growth rate of 2.5 percent.

Production in China increased significantly during the last quarter of 2004, leading to a growth rate of roughly 20 percent in 2004 compared with 2003. Consumption increased by an estimated 17 percent for 2004 as a whole. Net exports of primary aluminium surged during the fourth quarter of 2004, to a total accumulated 2004 volume of about 650,000 tonnes. This development was apparently triggered by an announcement by the Chinese authorities of the abolition of an eight percent export subsidy by year end, together with the imposition of a five percent export tax. However, including scrap, semi-fabricated and other aluminium products, China imported an estimated 350,000 tonnes on a net basis in 2004.

Reported inventories, including producers’ inventories (reported from the International Aluminium Institute) and LME inventories, declined by about 20 percent, or approximately 700,000 tonnes, during 2004. Part of the decline is believed to be offset by an increase in unreported inventories within the new European Union member states relating to countries acceding 1 May 2004.

Hydro’s Production of primary metal increased from 388,000 tonnes in the fourth quarter last year to 446,000 tonnes in the current quarter. The consolidation of Slovalco, with effect from 1 January 2004, resulted in 31,000 tonnes of the increase (see discussion on “Change in Accounting Principles — Consolidation of Variable Interest Entities in this report). Approximately 24,000 tonnes of the remaining increase in production results from the expansion of the Sunndal plant.

The rolled products market in Western Europe demonstrated further volume growth in the fourth quarter of 2004 compared to the same period of the previous year. For 2004 as a whole, shipments increased by an estimated two percent compared with 2003. The market for standard rolled products such as general engineering and building products was rather weak throughout the year. There was moderate growth within the transport sector, while market conditions for commodity grades remained unfavorable A more positive development was seen within the specialized products market, including aircraft and lithographic sheet. The rolled products market in general suffers from overcapacity, with the result that margins are under pressure. The continued weak US dollar/Euro exchange rate also contributed to the decline in margins, and put producers outside of the US at a competitive disadvantage. However, as a result of the strong local markets, US producers have not exported significant volumes of products to Western Europe.

Hydro’s shipments of rolled products in Western Europe increased approximately eight percent in the fourth quarter of 2004 compared to the fourth quarter of 2003. For the year as a whole, shipments increased about four percent compared with 2003. The main market sector driving Hydro’s increase in sales has been the lithographic area. Overall margins for standard rolled products were weak, while margin developments relating to specialized products have been somewhat stronger. Approximately 75 percent of Hydro’s sales are within Western Europe.

Hydro’s preliminary results – 2004

The US market for rolled products has been strong throughout 2004, although the growth rate slowed towards the end of the year. According to CRU shipments increased close to seven percent for the year as a whole.

The market for general extrusions in Europe improved during the first three quarters of 2004, but slowed markedly in the fourth quarter. According to CRU, general extrusion shipments increased by about four percent in 2004 compared to 2003, and one percent in the fourth quarter compared to the previous quarter. Hydro’s shipments of general extrusion products grew at a higher rate than the market average in 2004, or about 8.5 percent, while developments in the fourth quarter were in line with the general market. Extrusion margins were at approximately the same level in 2004 as in 2003.

The US extrusion market has been very strong in 2004, but showed signs of slowing towards the end of the year. According to CRU, the growth rate was about eleven percent for the year as a whole. Hydro’s US shipments also increased significantly. Margins increased slightly during the year.

Available statistics for global light vehicle sales indicate an increase in 2004 compared with 2003. Global sales were up 3.6 percent for the year. Strong growth rates were recorded in Central/Eastern Europe and South America. Sales and production in China increased by 15 percent for the year, but with a markedly slowing growth rate towards the end of the year. Activity levels for Hydro’s automotive business were somewhat higher in 2004 than in 2003, but slightly lower in the fourth quarter of 2004 than in the fourth quarter of 2003.

Operating income for 2004 was NOK 1,805 million (NOK 2,456 million).

Adjusted EBITDA for the fourth quarter was NOK 1,517 million compared to NOK 1,809 million in fourth quarter last year. Adjusted EBITDA for 2004 was NOK 8,656 million compared to NOK 6,498 million for 2003.

Result from non-consolidated investees was NOK 54 million in fourth quarter 2004 compared to NOK 75 million in fourth quarter 2003. The current quarter included NOK 268 million of the impairment loss discussed above relating to Hamburger Aluminium Werke GmbH, in which Hydro has a 33.33 percent share interest. Other non-consolidated investees, in particular Alunorte and Søral, contributed positively to the improvement of the results for the quarter.

Factors affecting developments in the coming months:
In early February 2005, aluminium (three-month LME) was trading at roughly US dollar 1,800 per tonne. Overall Western World industrial production increased by about 4.5 percent in 2004. Analysts expect a growth level of 3.5-4 percent in 2005. Aluminium shipments largely develop in line with industrial production over time, but with significant annual deviations, depending on the business cycles. Total Western World shipments in 2004 are estimated at 22 million tonnes. Inventories have apparently increased within the downstream /manufacturing sectors of the industry during 2004, and a more moderate shipment growth is expected in 2005. Western World production from new capacity is expected to remain at approximately the same rate as in 2004, corresponding to 700,000 tonnes. Chinese exports of primary aluminium are expected to slow down in 2005 compared with 2004.

European volume growth in the rolled products market is expected to continue. Margins for standardized products are expected to remain under pressure. Margins for more specialized products, such as lithographic sheet, are expected to remain relatively firm. The growth in extrusion shipments is expected to slow down.

Indicators for the US rolled products and extrusion markets remain fairly healthy, but growth rates have slowed and are expected to continue softening.

A stable activity level is expected within Hydro’s automotive sector in 2005.

Improvement programs: Activities relating to the Aluimprover improvement program continued in the quarter. This cost improvement program relating to Hydro’s Norwegian smelter system has targeted annual cost savings of NOK 350 million 400 million, equivalent to approximately 800 man-years. The project is expected to be concluded by the end of the first quarter of 2005.

Total implementation costs of the project are now estimated at NOK 600 million, which is NOK 200 million lower than the initial estimate. Of this amount, NOK 412 million was charged to results in fourth quarter in addition to NOK 19 million recorded in the third quarter. Approximately NOK 170 million is expected to be charged in the first quarter 2005.

In addition to Aluimprover, Hydro estimates total charges of NOK 300 million – 350 million related to the closures of the Søderberg lines at Høyanger and Årdal in Norway to be incurred at the latest by the end of 2006. Hydro is working intensively with business development projects in Årdal and Høyanger in order to facilitate job creation in these areas, and ultimately to assist affected employees in their search for new employment.

An amount of NOK 27 million was charged in the fourth quarter of 2004 (NOK 146 million for the year) relating to the closure of Hydro Aluminium Motorcast Ltd., the Company’s automotive plant in Leeds in the UK. The main part of the estimated remaining charges of around NOK 135 million are expected to be recorded in the first half of 2005.

Hydro’s preliminary results – 2004

METALS

Hydro’s realized aluminium price strengthened to US dollar 1,691 per tonne in the fourth quarter of 2004, compared to US dollar 1,488 per tonne for the same quarter of 2003. The realized NOK/US dollar exchange rate declined by six percent to NOK 6.65 over the same period. Measured in Norwegian kroner, the realized aluminium price improved by approximately six percent. Realized prices and exchange rates include the effect of the Sunndal hedges with a negative effect in the fourth quarter of NOK 13 million compared to a corresponding positive contribution of NOK 70 million in fourth quarter 2003.

Metal’s operating loss for the fourth quarter was NOK 2,017 million, compared to an operating income of NOK 608 million last year. The decrease was mainly due to the impairment loss on the German smelters of NOK 2,042 million and demanning costs of NOK 500 million. The demanning costs consists of NOK 412 million relating to the Aluimprover project as well as NOK 88 million for the transfer of remaining employees relating to the previous primary magnesium business operations in Norway to Hydro Business Partner. Increased volumes reflected new capacity and higher capacity utilization combined with new commercial supply contracts.

The consolidation of Slovalco contributed NOK 22 million to operating income for the fourth quarter of 2004, reflecting a normal lower sales level in the fourth quarter.

Excluding hedges, improved margins contributed approximately NOK 56 million to operating income for the fourth quarter of 2004 compared with the same period of 2003. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were partly offset by the impact of lower NOK/US dollar exchange rates and higher raw material and energy costs.

Realized effects of hedges, which are comprised of LME future contracts and US dollar forward contracts, negatively impacted the results by NOK 13 million in the quarter, compared to NOK 70 million in the same period of the previous year. The fourth quarter included a realized loss of NOK 37 million on related LME future contracts and a gain on US dollar forward contracts of NOK 24 million. LME future contracts were spread evenly over the quarters, while the amounts relating to US dollar forward contracts were low in the fourth quarter of 2004.

The results for Sourcing and Trading contributed NOK 55 million to operating income in the fourth quarter of 2004 (NOK 261 million). The results exclude the effects of mark-to-market adjustments on LME contracts entered into by Sourcing and Trading. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the various units’ results when realized. Unrealized gains on LME contracts relating to Sourcing and Trading were higher in the fourth quarter of 2004 than in the same period of the previous year. In addition, positive currency effects included in the operating income of Sourcing and Trading were offset by losses on currency contracts, which are included in financial items. The effect of unrealized losses on LME contracts and losses on currency contracts excluded from the operating income of Sourcing and Trading was around NOK 200 million in the fourth quarter of 2003. The equivalent effect for fourth quarter of 2004 was around zero and consisted of unrealized gains on LME contracts and losses on currency contracts, both excluded from operating income for Sourcing and Trading.

Volumes for the quarter relating to Hydro’s primary smelter production increased approximately 15 percent compared to the fourth quarter of 2003. The increase mainly reflected the consolidation of Slovalco and new capacity resulting from the Sunndal expansion in Norway. Volumes relating to casthouse products also increased as a result of improved capacity utilization and new supply contracts in addition to the new capacity at Sunndal. In total, increased shipments resulted in improved operating results of approximately NOK 230 million for the quarter compared with the fourth quarter of 2003 excluding the effect of the consolidation of Slovalco.

Fixed costs increased approximately NOK 130 million in the quarter mainly as a result of costs related to increased capacity.

Operating income for 2004 was NOK 830 million, compared to NOK 2,293 million in 2003. Operating results were positively influenced by increased realized aluminium prices, measured both in US dollars and Norwegian kroner, combined with increased production capacity. However, reported results were heavily influenced by demanning costs of NOK 500 million and the impairment loss relating to the German smelters described above.

The consolidation of Slovalco contributed NOK 305 million to operating income in 2004.

Adjusted EBITDA for Metals in the fourth quarter of 2004 was NOK 847 million (NOK 1,136 million). Adjusted EBITDA included positive currency effects relating to Alunorte in the amount of NOK 70 million. Adjusted EBITDA for Metals was NOK 5,396 million for 2004 as a whole compared to NOK 4,298 million in 2003. Improved results from non consolidated investees contributed to the increase.

Hydro’s investment projects are progressing according to plan and within budget. The expansion of the aluminium plant at Sun-ndal, Norway, has been completed with full production achieved during 2004. Amperage exceeding design by ten percent was achieved, resulting in 20,000 additional tonnes of primary capacity per year at only incremental operating cost and no additional investment cost. In addition, an accelerated startup resulted in

Hydro’s preliminary results – 2004

18,000 additional tonnes for 2004. The total investment amount is expected to be NOK 150 million -200 million lower than originally budgeted. The expansion project in Alouette, Canada, is progressing well. The first phase commenced production in December, two months ahead of plan. In December, Hydro signed a Heads of Agreement with Qatar Petroleum to evaluate the development of a 570,000 tonne capacity aluminium plant in Qatar. If realized, the project will consist of power generation, primary aluminium production and anode production, as well as a casthouse producing value-added aluminium metal products. The plant site is large enough for more than doubling of the initial primary aluminium production capacity, up to 1.2 million tonnes per year. The agreement is an important milestone relating to the Company’s strategy to position future smelter capacity at a highly competitive cost level.

ROLLED PRODUCTS

Operating income for Rolled Products for the fourth quarter was NOK 33 million compared to an operating income of NOK 61 million in the corresponding period last year.

Average Margins for Rolled Products (excluding inventory gains) declined as a result of the declining US dollar against the Euro and a relatively higher level of sales of lower margin products in the fourth quarter. However, overall results improved as a result of the increased volumes.

Hydro’s shipments of rolled products in the fourth quarter increased by 9.4 percent compared to the same period in 2003. Increased demand of Lithography products was met by continued production through the usual Christmas shutdown period. Sales volumes increased by eight percent in Western Europe, with the remainder relating to North America.

Fixed costs, measured in NOK, increased by NOK 103 million. The fourth quarter of 2003 included positive effects from the settlement of certain claims amounting to NOK 92 million.

Operating income for Rolled Products for 2004 as a whole was NOK 626 million, an improvement of NOK 494 million compared to last year. The improvement resulted from increased volumes and higher margins. The increase in margin was mainly due to an inventory gain of NOK 155 million, compared to a loss of NOK 117 million in 2003.

Adjusted EBITDA for Rolled Products amounted to NOK 1,361 million for the year, compared to NOK 835 million in 2003. Adjusted EBITDA was NOK 217 million in the fourth quarter, compared to NOK 268 million for the final quarter of 2003.

EXTRUSION AND AUTOMOTIVE

In the fourth quarter, Extrusion and Automotive incurred an operating loss of NOK 56 million, compared to operating income of NOK 60 million in the fourth quarter last year. The Automotive and North America sectors incurred operating losses in the fourth quarter, while the Extrusion sector had operating income of approximately NOK 100 million. Results for Extrusion were negatively influenced by charges of NOK 90 million for rationalization and environmental costs and other items. Costs related to the closure of the Leeds automotive plant in the UK amounted to NOK 27 million in the fourth quarter. In addition, Automotive results were impacted by asset write downs totaling NOK 63 million relating to Worcester (UK) and Wuxi (China) plants. Despite an operating loss in the fourth quarter, the North America results represented an improvement over the fourth quarter of 2003, as operating income for the fourth quarter last year contained a positive effect of NOK 77 million from the settlement a litigation claim.

Total sales volumes increased in the fourth quarter compared to last year for both Extrusion and North America, while the Automotive sector experienced a slight decrease, mainly due to reduced volumes in the Leeds plant and lower volumes for certain customers.

Margins in local currencies improved in the quarter for the North American sector, while margins within the Extrusion sector declined, primarily as a result of product mix changes. Margins within the Automotive sector declined somewhat due to price reductions on certain products.

Fixed costs increased in the quarter compared to last year due to a higher activity level as well as the charges described above.

Operating income for 2004 was NOK 277 million, compared to NOK 98 million for 2003. The improvement mainly resulted from volume increases, partly offset by increased fixed costs and write downs. For 2004 as a whole, write downs relating to Automotive amounted to NOK 126 million, while costs relating to the closure of the Leeds plant amounted to NOK 146 million.

Adjusted EBITDA for Extrusion and Automotive in the fourth quarter was NOK 364 million compared to NOK 426 million in fourth quarter last year. Adjusted EBITDA for 2004 was NOK 1,827 million compared to NOK 1,432 million in 2003. A positive development in the results from non-consolidated investees contributed to the improvement.

OTHER AND ELIMINATIONS

Unrealized gains from LME contracts were NOK 93 million in the fourth quarter of 2004, compared to a loss of NOK 56 million in the fourth quarter of 2003. The unrealized gain in fourth quarter 2004 is

Hydro’s preliminary results – 2004

mainly due to gain on operational hedges for sub segments in Hydro Aluminium for which hedge accounting is not applied. Mark-to-market adjustments of the LME contracts resulted in an unrealized gain for the quarter isolated. There are offsetting effects on physical contracts which are not marked to their market value.

These effects, along with the effects of hedging contracts, will be reported as part of the sub segments’ results when realized. For 2004 as a whole, unrealized gains from LME contracts constituted NOK 175 million, compared to a loss of NOK 49 million for 2003.

OTHER ACTIVITIES

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Polymers	73	28	254	(8)
Other	(164)	(20)	58	(396)

Total	(91)	8	312	(404)

ADJUSTED EBITDA

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Polymers	232	148	774	401
Other	(68)	178	589	712

Total	164	326	1,363	1,113

Other activities consists of BioMar Holding A/S (formerly Treka AS), Hydro Business Partner, the casualty insurance company Industriforsikring, Polymers (formerly Petrochemicals), Pronova and VAW Flexible Packaging (sold in 2003).

POLYMERS

Operating income for Polymers was NOK 73 million in the fourth quarter of 2004, an increase of NOK 45 million compared with the corresponding period of 2003. The improvement was mainly due to higher PVC prices, but was partly offset by higher raw material costs. The results in the fourth quarter were negatively affected by a delayed start-up following the maintenance shutdown at the Company’s Rafnes site in Norway in the previous quarter. Adjusted EBITDA was NOK 232 million, an increase of NOK 84 million. Results from non-consolidated investees were approximately NOK 40 million higher than in the same period in 2003, mainly due to improved profits in Qatar Vinyl Company.

In 2004 operating income was NOK 254 million, while adjusted EBITDA was NOK 774 million, an increase of NOK 262 million and NOK 373 million respectively compared with last year. The improvement was mainly due to higher PVC prices, partly offset by higher raw material costs. Total insurance proceeds relating to the explosion at Stenungsund were NOK 58 million in 2004. Results from non-consolidated investees increased by NOK 88 million, mainly due to better product prices in Asia, which is the main market for Qatar Vinyl Company.

The construction of the new chlorine plant at Rafnes, which was started in 2003, is progressing well and within the total estimated investment cost of NOK 1,000 million. The plant is expected to start production ahead of schedule in the summer of 2005. In January 2005, Hydro also decided to convert the existing chlorine plant at Rafnes from diaphragm to membrane technology. The total cost of the upgrade is expected to be about NOK 700 million, with start-up of production scheduled for 2006. In June 2004 Noretyl AS, owned 50 percent by Hydro, announced an expansion of its production of ethylene by 100,000 tons. The expansion is expected to be completed in the second half of 2005 at a total investment cost to Noretyl of approximately NOK 700 million. These projects are expected to make a strong contribution to Hydro Polymers’ competitive position.

BIOMAR

Operating income for BioMar amounted to NOK 91 million for 2004, compared to an operating loss of NOK 529 million in 2003. BioMar’s results improved significantly compared to 2003, which was impacted by the write down of goodwill and intangible assets as well as significant losses on bad debts, in total around NOK 570 million.

Hydro’s preliminary results – 2004

INDUSTRIFORSIKRING

During the quarter, Industriforsikring, Hydro’s captive insurance company, made provisions of around NOK 230 million for losses incurred within a mutual insurance company of which it is a member. The mutual company incurred significant damage claims during the autumn of 2004, which will be covered by the members of the pool over the coming five years through increased premium payments, or upon withdrawal from the pool.

CORPORATE ACTIVITIES AND ELIMINATIONS

Corporate activities and eliminations incurred an operating loss of NOK 345 million in the fourth quarter of 2004, which was relatively unchanged from the same period of the previous year. For 2004 as a whole, the operating loss was NOK 1,414 million, compared to an operating loss of NOK 1,570 million in 2003. The change in results primarily reflected the effects of the elimination of unrealized gains on power purchase contracts.

Net costs related to pensions and related social security charged to Corporate and eliminations for 2004 amounted to NOK 1,001 million, compared to NOK 1,111 million in 2003.

Employees affected by certain rationalization processes relating to Aluminium Metals and Polymers have been transferred to Hydro Business Partner. An amount of NOK 95 million has been charged to Aluminium and Polymers in total relating to the transfer. Hydro Business Partner has assumed responsibility for the affected individuals. The charge to Aluminium Metals and Polymers has been eliminated, resulting in a credit of NOK 95 million in Corporate and Eliminations.

Hydro Energy is responsible for ensuring the supply of electricity for the Company’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Hydro Energy while the related internal purchase contracts are regarded as normal purchase agreements and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in a negative effect on the operating income for Corporate Activities and Eliminations of NOK 309 million in the fourth quarter of 2004, mainly as a result of lower forward prices. The elimination in the fourth quarter of 2003 resulted in a negative effect on the operating income for Corporate Activities and Eliminations of NOK 12 million. For 2004 as a whole, the elimination resulted in a negative effect of NOK 235 million, compared to a negative effect of NOK 141 million for 2003. The power purchase contracts have a duration of up to 10 years and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on trends in forward prices for electricity and changes in the contract portfolio.

FINANCE

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Interest income	399	241	973	1,005
Dividends received / net gain (loss) on securities	13	67	190	285

Interest income and other financial income	412	308	1,163	1,290

Interest expense	(374)	(783)	(2,077)	(2,782)
Capitalized interest	144	146	664	715
Net foreign exchange gain (loss)	1,606	711	1,350	1,035
Other	(888)	(24)	(964)	(104)

Interest expense and foreign exchange gain / (loss)	488	50	(1,027)	(1,136)

Net financial income (expense)	900	358	136	154

Net financial expenses for the fourth quarter amounted to NOK 900 million. The quarter included a charge of NOK 861 million relating to the prepayment of bonds denominated in US dollars, Euro and British pounds, totaling around NOK 5 billion in nominal value. The US dollar weakened significantly during the quarter against the Norwegian krone (around 11 percent), Euro (around 9.5 percent), Australian dollar (around 9 percent) and Canadian dollar (around 5 percent). As a result, net financial expenses for the quarter included foreign currency gains of NOK 1,606 million relating to the Company’s US dollar denominated debt and foreign currency contracts. Net interest expense for the quarter was positively impacted by the reversal of accrued interest on tax related accruals and interest income on tax repayments amounting to NOK 235 million, and the prepayment of interest-bearing debt resulting in interest savings of NOK 55 million.

Hydro’s preliminary results – 2004

Net financial expenses for the year amounted to NOK 136 million, including foreign currency gains of NOK 1,350 million reflecting the significant weakening of the US dollar during the year and in the fourth quarter in particular. Net interest expense also declined for the year as a whole, mainly as a result of the repayment of debt (NOK 300 million) and higher tax related interest earnings (NOK 235 million).

Net interest-bearing debt at the end of the year was at the same level as by the end of the third quarter, with cash and liquid assets NOK 1.5 billion higher than interest-bearing debt. Taxes of NOK 11.1 billion were paid on 1 October.

Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.11 at the end of the year, compared to 0.12 at the end of the third quarter.

TAX

The provision for current and deferred taxes for 2004 amounted to NOK 21,197 million, approximately 65 percent of income from continuing operations before tax. Current taxes amounted to NOK 24,142 million in 2004. The total provision for current and deferred taxes for 2003 was NOK 12,922 million, approximately 61 percent of income from continuing operations before tax.

In the fourth quarter of 2004, Norwegian tax legislation was changed to eliminate tax on the sale of shares in companies registered within countries in the European Economic Area. As a result, Hydro has reversed deferred tax liabilities relating to such share holdings amounting to approximately NOK 900 million, reducing the tax rate by around 2.5 percent for 2004 and by around 12 percent for the fourth quarter of 2004.

The tax rate for 2003 included the effect of the amended regulations relating to the tax treatment of expenses incurred in removing oil and gas installations from the NCS. As a result, “Income from continuing operations before tax for the period” included a negative non-recurring amount of NOK 2,207 million, offset by a positive non-recurring amount of NOK 2,380 million included in tax expense. Excluding the effect of the change in regulations, the tax rate was 66 percent of the pre-tax result for the period.

The high tax percent in both 2004 and 2003 resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.

For Norwegian tax purposes, an annual amount is calculated by the Company to be used by Norwegian shareholders to determine their taxable gain or loss on share sales (Regulering av Inngangs-verdi med Skattlagt Kapital — RISK). The amount for 2004 is estimated at a negative NOK 18,90. The final amount will be determined following the assessment of Norsk Hydro ASA’s taxes for 2004.

DISCONTINUED OPERATIONS

Income from discontinued operations amounted to NOK 1,083 million for 2004, all relating to the first quarter of the year, prior to the completion of the demerger of the agri activities. Income from discontinued operations for 2003 amounted to NOK 774 million in the fourth quarter and NOK 2,312 million for the year. The amounts for both years relate to activities transferred to Yara International ASA in the demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in Income from discontinued operations. The amounts include Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amounts also include Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from Income from discontinued operations. Previous periods have been adjusted in order to present the results on a comparable basis. Further information relating to the discontinued operations and further specification of related amounts can be found on page 20 of this report.

Oslo, 15 February 2005
Board of Directors

Hydro’s preliminary results – 2004

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Fourth quarter			Year ended December 31
	2004	2004	2003	2004	2004	2003
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK

Operating revenues	39,049	4,744	34,205	155,425	18,883	133,761
Depreciation, depletion and amortization	6,110	742	3,705	16,898	2,053	13,947
Other operating costs	26,727	3,248	24,134	106,702	12,965	98,189
Restructuring costs	(22)	(3)	—	(22)	(3)	—

Operating income	6,234	757	6,366	31,847	3,868	21,625

Equity in net income of non-consolidated investees	89	11	133	628	76	620
Financial income (expense), net	900	110	358	136	17	154
Other income (loss), net	59	7	489	169	21	(1,253)

Income from continuing operations before tax and minority interest	7,282	885	7,346	32,780	3,982	21,146

Income tax expense	(3,723)	(453)	(4,363)	(21,197)	(2,575)	(12,922)
Minority interest	79	10	8	(106)	(13)	151

Income from continuing operations before cumulative effect of change in accounting principle	3,638	442	2,991	11,477	1,394	8,375
Income from discontinued operations	—	—	774	1,083	132	2,312

Income before cumulative effect of change in accounting principle	3,638	442	3,765	12,560	1,526	10,687
Cumulative effect of change in accounting principle	—	—	—	—	—	281

Net income	3,638	442	3,765	12,560	1,526	10,968

Basic and diluted earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK and Euro)2)	14.40	1.75	11.60	45.10	5.48	32.50
Basic and diluted earnings per share from discontinued operations (in NOK and Euro)2)	—	—	3.10	4.20	0.51	9.00
Basic and diluted earnings per share before change in accounting principle (in NOK and Euro)2)	14.40	1.75	14.70	49.40	6.00	41.50
Basic and diluted earnings per share (in NOK and Euro)2)	14.40	1.75	14.70	49.40	6.00	42.60

Average number of outstanding shares	252,292,084	252,292,084	256,712,000	254,411,433	254,411,433	257,528,511

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2004, which was 8.2307.
2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

Hydro’s preliminary results – 2004

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2004	2004	2003
Million, except per share data	NOK	EUR1)	NOK

ASSETS

Cash and cash equivalents	14,366	1,745	14,873
Other liquid assets	10,970	1,333	1,553
Receivables	32,219	3,915	33,444
Inventories	12,851	1,561	12,024
Current assets discontinued operations	—	—	13,789

Total current assets	70,406	8,554	75,683

Property, plant and equipment, less accumulated depreciation, depletion and amortization	106,117	12,893	107,779
Other assets	23,720	2,882	23,390
Non-current assets discontinued operations	—	—	11,777

Total non-current assets	129,837	15,775	142,946

Total assets	200,243	24,329	218,629

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank loans and other interest bearing short-term debt	3,785	460	5,273
Current portion of long-term debt	568	69	1,212
Other current liabilities	41,724	5,069	37,725
Current liabilities discontinued operations	—	—	6,129

Total current liabilities	46,077	5,598	50,339

Long-term debt	19,487	2,368	28,403
Other long-term liabilities	17,703	2,151	15,287
Deferred tax liabilities	29,515	3,586	32,796
Long-term liabilities discontinued operations	—	—	3,064

Total long-term liabilities	66,705	8,105	79,550

Minority interest	1,571	191	564
Minority interest discontinued operations	—	—	96

Minority shareholders’ interest in consolidated subsidiaries	1,571	191	660

Share capital	4,739	576	5,332
Other shareholders’ equity	81,151	9,859	82,748

Shareholders’ equity	85,890	10,435	88,080

Total liabilities and shareholders’ equity	200,243	24,329	218,629

Shareholders’ equity per share	342.40	41.60	343.10

Total number of outstanding shares	250,839,230	250,839,230	256,712,000

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2004, which was 8.2307.

Hydro’s preliminary results – 2004

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,		December 31,
	2004	2004	2003
Million	NOK	EUR1)	NOK

Operating activities:

Net income	12,560	1,526	10,968

Adjustments:
Depreciation, depletion and amortization	16,898	2,053	13,947
Other adjustments	(1,734)	(211)	(2,142)

Net cash provided by operating activities	27,724	3,368	22,773

Investing activities:

Purchases of property, plant and equipment	(16,187)	(1,967)	(14,537)
Purchases of other long-term investments	(858)	(104)	(684)
Net sales (purchases) of short-term investments	(9,154)	(1,112)	1,136
Proceeds from sales of property, plant and equipment	837	102	647
Proceeds from sales of other long-term investments	1,400	170	6,384

Net cash used in investing activities	(23,962)	(2,911)	(7,054)

Financing activities:

Loan proceeds	143	18	264
Principal repayments	(9,271)	(1,126)	(5,167)
Ordinary shares purchased	(1,684)	(205)	(555)
Ordinary shares issued	44	5	77
Dividends paid	(2,811)	(342)	(2,711)

Net cash used in financing activities	(13,579)	(1,650)	(8,092)

Foreign currency effects on cash flows	(264)	(32)	702

Net cash provided by discontinued operations	9,574	1,163	997

Net increase (decrease) in cash and cash equivalents	(507)	(62)	9,326

Cash and cash equivalents at beginning of period	14,873	1,807	5,547

Cash and cash equivalents at end of period	14,366	1,745	14,873

1)	Presentation in Euro is a convenience translation based on the exchange rate at December 31, 2004, which was 8.2307.

Hydro’s preliminary results – 2004

CHANGES IN SHAREHOLDERS’ EQUITY

	Year
NOK million	2004	2003

Shareholders’ equity at beginning of period	88,080	75,867
Net income	12,560	10,968
Dividend declared and paid 1)	(2,811)	(2,711)
Foreign currency translation, net	(1,628)	4,856
Hedge of net investment and cash flow hedge	(19)	(298)
Other items recorded directly to shareholders’ equity	(134)	(113)
Reissue (purchase) of treasury stock	(2,544)	(489)
Demerger YARA International ASA	(7,614)	—

Shareholders’ equity at end of period	85,890	88,080

1)	Dividend is declared and paid once each year. Dividends declared and paid constitutes NOK 11.00 per share in 2004 and NOK 10.50 per share in 2003.

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro’s accounting principles are included in its 2003 Annual Report.
The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2004 in accordance with the description in the 2003 Annual Report and in this Report.
Interim figures and year end figures for 2004 are unaudited.

DISCONTINUED OPERATIONS

In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Company’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.

At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. The Company has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in the Company’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.

Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities includes net income from

Hydro’s preliminary results – 2004

subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.

For prior periods, assets and liabilities transferred to Yara in the demerger process are included in “Assets of discontinued operations” and “Liabilities of discontinued operations”, respectively. This includes assets and liabilities in subsidiaries transferred to Yara, assets and liabilities in business units separated from Hydro’s other activities for which separate accounts exists in addition to other identified assets transferred to Yara.

Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.

The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Pronova which is included within Other businesses. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate, and demerger costs included in Corporate for 2003.

Prior periods are restated to be presented on a comparable basis.

Hydro’s preliminary results – 2004

SUMMARY OF FINANCIAL DATA FOR DISCONTINUED OPERATIONS

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Operating revenues	—	10,443	10,036	38,334

Operating income	—	771	936	2,633
Non-consolidated investees	—	247	131	610
Financial income (expense), net	—	12	(88)	47
Other income, net	—	—	—	40

Income before taxes and minority interest	—	1,030	979	3,330

Income tax expense	—	(272)	(307)	(1,015)
Minority interest	—	16	26	(3)

Income before sale of shares	—	774	698	2,312

Gain from sale of shares	—	—	533	—
Tax on gain from sale of shares	—	—	(148)	—

Net income	—	774	1,083	2,312

	Year
NOK million	2004	2003

Current assets	—	13,789
Non-current assets	—	11,777

Total assets	—	25,566

Current liabilities	—	(6,129)
Long-term liabilities	—	(3,064)
Minority interest	—	(96)

Discontinued operations, net	—	16,277

	Year
NOK million	2004	2003

Net cash provided by operating activities	838	1,805
Net cash provided by (used in) investing activities1)	8,840	(744)
Net cash used in financing activities	(109)	(141)
Foreign currency effects on cash flows	5	77

Net cash provided by discontinued operations	9,574	997

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

Hydro’s preliminary results – 2004

NET PERIODIC PENSION COST

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	205	159	813	637
Interest cost on prior period benefit obligation	330	315	1,355	1,259
Expected return on plan assets	(244)	(223)	(1,000)	(892)
Recognized net loss	91	73	345	290
Amortization of prior service cost	31	29	111	115
Amortization of net transition (asset) obligation	1	(2)	3	(6)
Curtailment loss	4	20	59	20
Settlement loss	30	—	30	199

Net periodic pension cost	448	371	1,716	1,622
Defined contribution plans	13	14	32	28
Multiemployer plans	17	5	35	13
Termination benefits and other	117	46	338	410

Total net periodic pension cost	595	436	2,121	2,073

CHANGE IN ACCOUNTING PRINCIPLES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Issued in January 2003 and revised in December 2003, FASB Interpretation 46 “Consolidation of Variable Interest Entities” (FIN 46R) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Interpretation provides guidance for determining which party retains the controlling financial interest in Variable Interest Entities (VIEs) when such interest is achieved through arrangements other than voting rights. Implementation of the new requirements depended on when a company became involved with such entities. Because Hydro did not become involved with any new Variable Interest Entities (VIEs) during the period 31 January to 31 December 2003 or have any interests in Special Purpose Entities (SPEs) as of 31 December 2003, implementation of the Interpretation was required as of 31 March 2004.

Hydro has identified one pre-existing arrangement that meets the requirements of FIN 46R to be classified as a VIE. Hydro has equity interest in Slovalco, an aluminium smelter in Slovakia. Hydro also has an agreement to supply Slovalco with alumina and a right and obligation to purchase approximately 60 percent of Slovalco’s total aluminium production at market based prices. Hydro owns 20 percent of the shares of Slovalco representing 40 percent of the voting rights. In 2001, Hydro entered into a put and call option arrangement with another shareholder that could increase Hydro’s interest up to 65 percent. This arrangement, which expires in the period 2005 to 2006, is the primary reason requiring Hydro to consolidate Slovalco in accordance with the new VIE regulations.

Hydro has consolidated Slovalco in accordance with the new requirements effective from 1 January 2004. Related assets, liabilities and the 80 percent non-controlling interests have been measured and based on fair values at the time the option arrangement was entered into in 2001 and recorded based on such values carried forward to 1 January 2004. As of 1 January 2004, total assets, liabilities and non-controlling interests were NOK 2,182 million, NOK 725 million and NOK 1,165 million respectively. At the end of 2003, the difference between Hydro’s interest in Slovalco consolidated based on the new requirements compared to the equity method was immaterial.

Hydro’s preliminary results – 2004

ACCOUNTING FOR SUSPENDED WELL COSTS

The FASB has in February 2005 issued a Proposed FASB Staff Position No FAS 19-a, which has a comment deadline on 7 March 2005. Paragraph 19 of FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. Questions have arisen in practice about the application of this guidance due to changes in oil- and gas-exploration processes and life-cycles. The issue is whether there are circumstances that would permit the continued capitalization of exploratory well costs if reserves cannot be classified as proved within one year following the completion of drilling other than when additional exploration wells are necessary to justify major capital expenditures and those wells are underway or firmly planned for the near future. The FSP allows suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met, and certain disclosures are provided. Should the FSP be issued as proposed, Hydro does not expect any changes to the capitalized amounts.

USE OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.

ADJUSTED NET INTEREST-BEARING DEBT, ADJUSTED EQUITY AND ADJUSTED NET DEBT/EQUITY RATIO

Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.

The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”

“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.

“Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents. Hydro’s interest bearing debt consist primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the Adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from variance cash holdings over time.

“Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to acquire additional debt.

“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.

The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments effecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.

Management believes that “Adjusted net interest-bearing debt” is a useful tool for investors and other users of the Company’s financial statements in assessing Hydro’s financial performance, including its liquidity and ability to meet obligations with available cash balances.

Management makes regular use of among others, the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing the Company’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments of periodic results, contractual obligations or necessary investments.

Hydro’s preliminary results – 2004

“Adjusted net interest-bearing debt,” “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the table below.

Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.

Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:

•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed

Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors —, of:

•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
•	Cash flow generation of its business segments

Because Hydro is subject to significantly different tax regimes in its operating segments, e.g. Norwegian surtax on petroleum and power production, management believes financial performance must also be measured on an after tax basis, in order to achieve comparability between Hydro’s operating segments.

RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Other liquid assets.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Other liquid assets” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.

In order to calculate “Earnings after tax” for the Company’s operating segments, an imputed tax is calculated for each segment. An adjusted income tax expense is calculated as “Operating income” and “Other income, net” multiplied by an applicable tax rate. For most operating segments the applicable tax rate is estimated at 35 percent. Oil and Energy businesses are subject to various tax regimes including Norwegian surtax on petroleum and power production. To calculate tax effects for these business units applicable statutory tax rates based on the source of income are applied. For the Group as a whole, “Adjusted Income tax expense” is calculated as US GAAP Income tax expense less tax effects relating to items reported as “Financial income and expense”.

Hydro believes that RoaCE facilitates benchmarking of the Company with its peers. It is important to note however, that RoaCE is, similar to all other financial metrics, influenced by a company’s selection of acceptable accounting principles which can result in significant differences when comparing RoaCE for different companies applying different GAAPs. This is particularly important when comparing companies with an active acquisition history.

RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.

Hydro also measures RoaCE based on long-term price assumptions, referred to as normalized prices. Normalized prices are used in order to avoid placing undue emphasis on such variables as historically high or low prices of its commodity products, and the effects of changes in currency exchange rates. As described in the Risk Management section of the Financial Review included in Hydro’s Annual Report, the development of the Company’s results are primarily affected by the price developments of Hydro’s main products, oil and aluminium, in addition to the US dollar and Euro exchange rates against the Norwegian kroner. For the purpose of calculating RoaCE on a normalized basis the following assumptions are used:

•	Oil price 25 US dollar per barrel
•	Aluminium price (London Metal Exchange) 1,500 US dollar per tonne

Hydro’s preliminary results – 2004

•	US dollar — Norwegian kroner exchange rate 7.00
•	Euro — Norwegian kroner exchange rate 8.00
•	In addition, items reported as “Other income, net” and “Restructuring costs” according to generally accepted accounting principles are excluded when calculating normalized RoaCE.

Hydro’s management views normalization as a tool to measure underlying financial performance consistently over time and against the Group’s business plans that are prepared according to the price assumptions described above for each financial year. By keeping certain main commodity prices and exchange rates constant, Hydro increases the focus on operating costs and efficiency improvements. Such a focus would be more challenging to maintain in periods with high commodity prices and favourable exchange rates. “Other income, net ” and “Restructuring costs” are excluded because these items are infrequent in nature and could result in an incorrect picture of the underlying development in financial performance. During the 2000 to 2004 period Hydro has employed normalization as a tool in measuring financial performance. Normalization has resulted, on average, in lower normalized earnings compared to earnings based on realized prices. Normalized results should not be construed as an alternative to measuring financial performance based upon realized commodity prices and exchange rates. Hydro’s management reviews both realized results and normalized results. Typically, normalized results receive more attention when realized prices and exchange rates are above the normalized price assumptions. For an overview of how Hydro manages commodity price risk and foreign currency exchange rate risk please refer to the Risk Management section of the Financial Review included in Hydro’s Annual Report.

In order to illustrate the effects of certain major events on RoaCE, both the actual RoaCE and normalized RoaCE have also been calculated excluding such events. For 2004, the write-down of German metal plants (affecting the Group and Aluminium), and the change in tax law in Norway (affecting the Group) have been excluded for this purpose. Excluding such items from RoaCE should not be considered as an adjustment of the metric for these effects but rather as supplemental information to demonstrate how these events affects RoaCE.

Hydro’s preliminary results – 2004

NET INTEREST-BEARING DEBT TO EQUITY

	December 31,	December 31,
NOK million	2004	2003

Cash and cash equivalents	14,366	14,873
Other liquid assets	10,970	1,553
Bank loans and other interest-bearing short-term debt	(3,785)	(5,273)
Current portion of long-term debt	(568)	(1,212)
Long-term debt	(19,487)	(28,403)
Net interest-bearing debt discontinued operations	—	(86)

Net interest-bearing debt	1,496	(18,548)

Net pension liabilities at fair value	(10,056)	(11,974)
Expected income tax benefit on pension liability 30%	3,017	3,592
Operating leases committments discounted at 10%	(3,500)	(4,916)

Adjusted Net Interest-bearing debt	(9,043)	(31,846)

Shareholders’ equity	(85,890)	(88,080)
Minority interest	(1,571)	(660)

Shareholders’ equity and minority interests	(87,461)	(88,740)

Net pension liabilities not recognized without equity effect	6,341	7,863
Expected income tax benefit 30%	(1,902)	(2,359)

Equity adjustment off-balance sheet pension liabilities	4,439	5,504

Adjusted Shareholders’ equity and minority interests	(83,022)	(83,236)

Adjusted net debt/equity ratio	0.11	0.38

The most directly comparable GAAP figure is considered to be “Debt/equity ratio”. However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.28	0.40

Hydro’s preliminary results – 2004

RETURN ON AVERAGE CAPITAL EMPLOYED — HYDRO

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Operating Income	31,847	21,625	17,667
Equity in net income of non-consolidated investees	628	620	(24)
Other income/expense, net	169	(1,253)	77

Earnings before tax	32,644	20,992	17,720
Adjusted Income tax expense	(21,165)	(13,224)	(11,589)

Earnings after tax	11,479	7,768	6,131

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Current assets 1)	45,070	45,468	46,914	37,480
Non-consolidated investees	10,017	10,162	9,410	7,168
Property, plant and equipment	106,117	107,779	105,251	87,205
Prepaid pension, investments and other non-current assets 2)	13,703	13,228	15,585	11,612
Other current liabilities 3)	(41,724)	(37,725)	(34,359)	(28,328)
Other long-term liabilities 4)	(47,218)	(48,083)	(49,033)	(38,594)

Capital Employed	85,965	90,829	93,768	76,543

	2004	2003	2002

Return on average Capital Employed (RoaCE)	13.0%	8.4%	7.2%

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Reported Earnings before tax	32,644	20,992	17,720
Normalization Other income	(169)	1,253	(77)
Normalization Restructuring costs	(22)	—	(10)
Normalization Price and currency	(13,328)	(6,146)	(1,761)

Normalized Earnings before tax	19,125	16,099	15,872
Normalized Income tax expense	(11,905)	(10,165)	(9,988)

Normalized Earnings after tax	7,220	5,934	5,884

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Reported Capital Employed	85,965	90,829	93,768	76,543
Normalization currency rates (translation effects)	1,279	(1,105)	5,085	(1,705)
Normalization current tax payable	5,101	1,654	989	3,162

Normalized Capital Employed	92,345	91,378	99,842	78,000

	2004	2003	2002

Normalized Return on average Capital Employed (RoaCE)	7.9%	6.2%	6.6%

1)	Excluding Cash and cash equivalents and Other liquid assets, but including Deferred tax assets
2)	Including Deferred tax assets
3)	Including Deferred tax liabilities
4)	Including Accrued pension liabilities and Deferred tax liabilities

Hydro’s preliminary results – 2004

RETURN ON AVERAGE CAPITAL EMPLOYED — OIL AND ENERGY

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Operating Income	31,144	21,143	15,947
Equity in net income of non-consolidated investees	75	107	179
Other income/expense, net	59	816	77

Earnings before tax	31,278	22,066	16,203
Adjusted Income tax expense	(22,051)	(15,089)	(11,316)

Earnings after tax	9,227	6,977	4,887

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Current assets 1)	15,545	16,017	21,213	12,979
Non-consolidated investees	2,347	2,406	1,991	2,095
Property, plant and equipment	73,437	74,460	73,223	70,146
Prepaid pension, investments and other non-current assets 2)	4,392	3,903	4,199	3,909
Other current liabilities 3)	(23,208)	(18,829)	(22,520)	(15,718)
Other long-term liabilities 4)	(35,985)	(35,628)	(34,554)	(32,988)

Capital Employed	36,528	42,329	43,552	40,423

	2004	2003	2002

Return on average Capital Employed (RoaCE)	23.4%	16.2%	11.6%

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Reported Earnings before tax	31,278	22,066	16,203
Normalization Other income	(59)	(816)	(77)
Normalization Price and currency	(12,531)	(4,103)	(2,352)

Normalized Earnings before tax	18,688	17,147	13,774
Normalized Income tax expense	(13,121)	(12,013)	(9,674)

Normalized Earnings after tax	5,567	5,134	4,100

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Reported Capital Employed	36,528	42,329	43,552	40,423
Normalization currency rates (translation effects)	199	30	1,420	(212)
Normalization current tax payable	4,771	1,711	1,039	2,894

Normalized Capital Employed	41,498	44,070	46,011	43,105

	2004	2003	2002

Normalized Return on average Capital Employed (RoaCE)	13.0%	11.4%	9.2%

1)	Excluding Cash and cash equivalents and Other liquid assets, but including Deferred tax assets
2)	Including Deferred tax assets
3)	Including Deferred tax liabilities
4)	Including Accrued pension liabilities and Deferred tax liabilities

Hydro’s preliminary results – 2004

RETURN ON AVERAGE CAPITAL EMPLOYED — ALUMINIUM

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Operating Income	1,805	2,456	1,698
Equity in net income of non-consolidated investees	381	433	(219)
Other income/expense, net	—	—	—

Earnings before tax	2,186	2,889	1,479
Adjusted Income tax expense	(632)	(860)	(594)

Earnings after tax	1,554	2,029	885

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Current assets 1)	24,371	22,860	21,715	15,993
Non-consolidated investees	5,457	5,787	4,902	3,288
Property, plant and equipment	28,696	29,504	26,496	11,770
Prepaid pension, investments and other non-current assets 2)	4,306	4,849	5,212	3,723
Other current liabilities 3)	(14,699)	(12,831)	(10,566)	(8,587)
Other long-term liabilities 4)	(4,693)	(5,316)	(5,782)	(1,632)

Capital Employed	43,438	44,853	41,977	24,555

	2004	2003	2002

Return on average Capital Employed (RoaCE)	3.5%	4.7%	2.7%

	Year ended	Year ended	Year ended
Amounts in NOK million	2004	2003	2002

Reported Earnings before tax	2,186	2,889	1,479
Normalization Other income	—	—	—
Normalization Restructuring costs	(22)	—	(10)
Normalization Price and currency	(1,215)	(300)	(99)

Normalized Earnings before tax	949	2,589	1,370
Normalized Income tax expense	(256)	(760)	(395)

Normalized Earnings after tax	693	1,829	975

	31 December	31 December	31 December	31 December
Amounts in NOK million	2004	2003	2002	2001

Reported Capital Employed	43,438	44,853	41,977	24,555
Normalization currency rates (translation effects)	1,297	(571)	2,736	(1,573)
Normalization current tax payable	409	99	199	244

Normalized Capital Employed	45,144	44,381	44,912	23,226

	2004	2003	2002

Normalized Return on average Capital Employed (RoaCE)	1.5%	4.1%	2.9%

1)	Excluding Cash and cash equivalents and Other liquid assets, but including Deferred tax assets
2)	Including Deferred tax assets
3)	Including Deferred tax liabilities
4)	Including Accrued pension liabilities and Deferred tax liabilities

Hydro’s preliminary results – 2004

EFFECT ON ROACE OF MAJOR EVENTS

Actual RoaCE adjusted for major write downs and change in tax regulations in Norway

	Hydro	Aluminium
	Year Ended	Year Ended
Amounts in NOK million	2004	2004

Earnings after tax	11,479	1,554
Adjustment for Write down after tax and change in tax regulation	606	1,595

Adjusted Earnings after tax	12,085	3,149

	31 December	31 December	31 December	31 December
	2004	2003	2004	2003

Capital Employed	85,965	90,829	43,438	44,853
Adjustment for write down after tax and change in tax regulation	680	—	1,595	—

Adjusted Capital Employed	86,645	90,829	45,033	44,853

	2004	2004

RoaCE adjusted for write down and change in tax regulation	13.6%	7.0%

Normalized RoaCE adjusted for major write downs and change in tax regulations in Norway

	Hydro	Aluminium
	Year Ended	Year Ended
Amounts in NOK million	2004	2004

Normalized Earnings after tax	7,220	693
Adjustment for Write down after tax and change in tax regulation	606	1,595

Adjusted Normalized Earnings after tax	7,826	2,288

	31 December	31 December	31 December	31 December
	2004	2003	2004	2003

Normalized Capital Employed	92,345	91,378	45,144	44,381
Adjustment for write down after tax and change in tax regulation	680	—	1,595	—

Adjusted Normalized Capital Employed	93,025	91,378	46,739	44,381

	2004	2004

Normalized RoaCE adjusted for write down	8.5%	5.0%

Hydro’s preliminary results – 2004

PROVED RESERVES OF OIL AND GAS

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA contracts (production sharing agreement) are shown net of Royalties and Government’s share of Profit Oil, based on prices at the balance sheet date.

Adjustments of quantities of oil and gas under PSA contracts following the increased oil and gas prices in 2004 was a reduction of 9 million barrels of oil equivalents (mmboe).

PROVED DEVELOPED AND UNDEVELOPED RESERVES OF OIL AND GAS

			Total
	Oil	Natural Gas	Oil & Gas
	mmboe	billion Sm3	mmboe

As of 31 December 2000	976	169.7	2,040

Revisions of previous estimates	103	0.3	99
Purchase (sale)/exchange of reserves in place	(1)	0.0	(1)
Extensions and new discoveries	60	4.6	89
Production for the year	(120)	(5.4)	(154)

As of 31 December 2001	1,018	169.2	2,073

Revisions of previous estimates	27	(0.2)	23
Purchase (sale)/exchange of reserves in place	109	12.1	186
Extensions and new discoveries	36	12.7	118
Production for the year	(135)	(6.4)	(175)

As of 31 December 2002	1,055	187.4	2,225

Revisions of previous estimates	45	(8.9)	(6)
Purchase (sale)/exchange of reserves in place	(2)	0.0	(2)
Extensions and new discoveries	39	36.1	265
Production for the year	(144)	(7.8)	(194)

As of 31 December 2003	993	206.8	2,288

Revisions of previous estimates	57	(3.0)	39
Purchase (sale)/exchange of reserves in place	(6)	(9.1)	(65)
Extensions and new discoveries	14	1.4	23
Production for the year	(153)	(8.8)	(209)

As of 31 December 2004	905	187.3	2,076

Hydro’s preliminary results – 2004

SEGMENT MEASURES

Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes the segment measure “Adjusted EBITDA”, which is an integral part of Hydro’s steering model, Value Based Management. Hydro’s management makes regular use of this measure to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views these measures as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.

Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”.

Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA. Hydro’s definition of Adjusted EBITDA is identical to what, prior to this report for the third quarter 2004, Hydro defined as “EBITDA.”

Adjusted EBITDA for the core business areas are presented in the table on page 37. A reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments is presented on page 37 of this report.

Hydro’s preliminary results – 2004

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	13,125	10,684	48,962	37,904
Energy and Oil Marketing	17,235	13,531	60,788	49,370
Eliminations	(9,973)	(7,618)	(37,032)	(27,315)

Hydro Oil & Energy	20,387	16,597	72,718	59,959

Metals	11,904	9,752	49,159	39,923
Rolled Products	4,604	4,360	20,373	18,377
Extrusion and Automotive	6,660	6,209	27,600	24,529
Other and eliminations	(3,856)	(3,204)	(17,458)	(13,677)

Hydro Aluminium	19,312	17,117	79,674	69,152

Other activities	3,107	2,841	12,869	13,759
Corporate and Eliminations	(3,757)	(2,350)	(9,836)	(9,109)

Total	39,049	34,205	155,425	133,761

EXTERNAL REVENUES

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	3,226	3,420	13,519	12,099
Energy and Oil Marketing	14,594	12,189	54,629	44,308
Eliminations	(54)	(400)	(1,643)	(1,576)

Hydro Oil & Energy	17,766	15,209	66,505	54,831

Metals	8,138	6,609	33,048	26,509
Rolled Products	4,452	4,202	18,814	17,825
Extrusion and Automotive	6,649	6,200	27,563	24,472
Other and eliminations	11	73	51	190

Hydro Aluminium	19,250	17,084	79,476	68,996

Other activities	2,338	1,907	9,665	10,013
Corporate and eliminations	(305)	5	(221)	(79)

Total	39,049	34,205	155,425	133,761

Hydro’s preliminary results – 2004

INTERNAL REVENUES

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	9,899	7,264	35,443	25,805
Energy and Oil Marketing	2,641	1,342	6,159	5,062
Eliminations	(9,919)	(7,218)	(35,389)	(25,739)

Hydro Oil & Energy	2,621	1,388	6,213	5,128

Metals	3,766	3,143	16,111	13,414
Rolled Products	152	158	1,559	552
Extrusion and Automotive	11	9	37	57
Other and eliminations	(3,867)	(3,277)	(17,509)	(13,867)

Hydro Aluminium	62	33	198	156

Other activities	769	934	3,204	3,746
Corporate and eliminations	(3,452)	(2,355)	(9,615)	(9,030)

Total	—	—	—	—

DEPRECIATION, DEPLETION AND AMORTIZATION

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	2,700	2,458	9,751	9,052
Energy and Oil Marketing	180	152	640	591
Eliminations	—	—	—	—

Hydro Oil & Energy	2,880	2,610	10,391	9,643

Metals	2,512	427	3,852	1,517
Rolled Products	178	201	687	650
Extrusion and Automotive	391	324	1,423	1,247
Other and eliminations	—	—	—	—

Hydro Aluminium	3,081	952	5,962	3,414

Other activities	146	141	532	879
Corporate and eliminations	3	2	13	11

Total	6,110	3,705	16,898	13,947

Hydro’s preliminary results – 2004

OPERATING INCOME (LOSS)

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	7,116	5,332	28,363	18,500
Energy and Oil Marketing	1,072	667	2,650	2,668
Eliminations	433	(5)	131	(25)

Hydro Oil & Energy	8,621	5,994	31,144	21,143

Metals	(2,017)	608	830	2,293
Rolled Products	33	61	626	132
Extrusion and Automotive	(56)	60	277	98
Other and eliminations	89	(20)	72	(67)

Hydro Aluminium	(1,951)	709	1,805	2,456

Other activities	(91)	8	312	(404)
Corporate and eliminations	(345)	(345)	(1,414)	(1,570)

Total	6,234	6,366	31,847	21,625

ADJUSTED EBITDA

	Fourth quarter		Year
NOK million	2004	2003	2004	2003

Exploration and Production	9,825	7,812	38,168	27,624
Energy and Oil Marketing	1,325	1,331	3,478	4,226
Eliminations	433	(4)	132	(24)

Hydro Oil & Energy	11,583	9,139	41,778	31,826

Metals	847	1,136	5,396	4,298
Rolled Products	217	268	1,361	835
Extrusion and Automotive	364	426	1,827	1,432
Other and eliminations	89	(21)	72	(67)

Hydro Aluminium	1,517	1,809	8,656	6,498

Other activities	164	326	1,363	1,113
Corporate and eliminations	(53)	(229)	(680)	(809)

Total	13,211	11,045	51,117	38,628

Hydro’s preliminary results – 2004

OPERATING INCOME – ADJUSTED EBIT – ADJUSTED EBITDA     FOURTH QUARTER 2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	7,116	2	5	1	—	7,124	2,701	9,825
Energy and Oil Marketing	1,072	(11)	7	8	59	1,135	190	1,325
Eliminations	433	(1)	—	1	—	433	—	433

Hydro Oil & Energy	8,621	(10)	12	10	59	8,692	2,891	11,583

Metals	(2,017)	41	3	30	—	(1,943)	2,790	847
Rolled Products	33	(8)	—	(1)	—	24	193	217
Extrusion and Automotive	(56)	21	7	(1)	—	(29)	393	364
Other and eliminations	89	—	—	(1)	—	88	1	89

Hydro Aluminium	(1,951)	54	10	27	—	(1,860)	3,377	1,517

Other activities	(91)	43	72	(6)	—	18	146	164
Corporate and eliminations	(345)	2	305	(18)	—	(56)	3	(53)

Total	6,234	89	399	13	59	6,794	6,417	13,211

OPERATING INCOME – ADJUSTED EBIT – ADJUSTED EBITDA     01.01–31.12.2004

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	28,363	4	46	3	—	28,416	9,752	38,168
Energy and Oil Marketing	2,650	73	35	(3)	59	2,814	664	3,478
Eliminations	131	(2)	—	1	—	130	2	132

Hydro Oil & Energy	31,144	75	81	1	59	31,360	10,418	41,778

Metals	830	281	5	107	—	1,223	4,173	5,396
Rolled Products	626	(13)	3	(1)	—	615	746	1,361
Extrusion and Automotive	277	113	15	(5)	—	400	1,427	1,827
Other and eliminations	72	—	—	—	—	72	—	72

Hydro Aluminium	1,805	381	23	101	—	2,310	6,346	8,656

Other activities	312	170	130	108	110	830	533	1,363
Corporate and eliminations	(1,414)	2	739	(20)	—	(693)	13	(680)

Total	31,847	628	973	190	169	33,807	17,310	51,117

Hydro’s preliminary results – 2004

INVESTMENTS1)

	Fourth quarter		Year
NOK million	2004	2003	2004		20032)

Exploration and Production	4,022	2,237	10,607		10,270
Energy and Oil Marketing	464	254	1,460		989
Eliminations	—	—	—		—

Hydro Oil & Energy	4,486	2,491	12,067		11,259

Metals	606	1,049	4,199	3)	3,572
Rolled Products	307	263	553		466
Extrusion and Automotive	583	623	1,442		1,543
Other and eliminations	—	—	—		—

Hydro Aluminium	1,496	1,935	6,194		5,581

Other activities	330	358	1,058		791
Corporate and eliminations	10	16	145		81

Total	6,322	4,800	19,464		17,712

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Includes effect of change in accounting principle (FAS 143). Non-cash increase in investment of NOK 1,918 million.
3)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.

QUARTERLY RESULTS

	2004				2003
NOK million	4th qtr	3nd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	39,049	38,528	38,250	39,598	34,205	32,439	31,354	35,763
Operating income	6,234	8,047	8,290	9,276	6,366	5,288	3,989	5,982
Income from continuing operations before cumulative effect of change in accounting principle	3,638	2,480	2,224	3,135	2,991	2,005	1,809	1,570
Earnings per share from continuing operations before cumulative effect of change in accounting principle (in NOK)	14.40	9.80	8.70	12.30	11.60	7.80	7.00	6.10

Hydro’s preliminary results – 2004

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad JOHN O. OTTESTAD (Executive Vice President and Chief Financial Officer)

Date: 15 February 2005